Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2009

David Kittrell
Chief Executive Officer
Cancer Detection Corporation
10965 Elizabeth Drive
Conifer, Colorado 80433

Re: Cancer Detection Corporation
         Form 10-KSB and Form 10-KSB Amendment One for the Fiscal Year Ended
         May 31, 2008
         File No. 000-51210

Dear Mr. Kittrell:

        We have completed our review of your Forms 10-KSB and 10-KSB Amendment Number 1 and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief